FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               18 October, 2007


                               File no. 0-17630


                            Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company




Standard Form TR-1: Notifications of Major Interests in Shares


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

     CRH plc


2. Reason for the notification (please place an X inside the appropriate bracket/s):

     ( X   )  An acquisition or disposal of voting rights

     (     )  An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

     (     )  An event changing the breakdown of voting rights

     (     )  Other (please specify)


3.   Full name of person(s) subject to notification obligation:

     The Capital Group Companies, Inc.


4.  Full name of shareholder(s) (if different from 3) :

     -


5.  Date of transaction (and date on which the threshold is crossed or reached):

     16th October 2007


6.   Date on which issuer notified:

     18th October 2007


7.   Threshold(s) that is/are crossed or reached:

     5%


8.   Notified Details:

A:   Voting rights attached to shares


Class/type of shares (if possible      Situation previous to the triggering
use ISIN CODE)                         transaction

                                  Number of shares       Number of voting rights

Ordinary Shares                   26,988,253             26,988,253
(IE0001827041)


                                                 Resulting situation after the triggering transaction
Class/type of shares (if      Number of shares                  Number of voting rights       % of voting rights
possible use ISIN CODE)
                                                                Direct       Indirect         Direct        Indirect


Ordinary Shares               27,522,453                                     27,522,453                     5.0376%
(IE0001827041)


B:   Financial Instruments

Resulting situation after the triggering transaction


Type of         Expiration date      Exercise/conversion       Number of voting rights     % of voting rights
financial                            period/date               that may be acquired (if
instrument                                                     the instrument exercised/
                                                               converted)
N/A


Total (A+B) (where applicable in accordance with Number of voting rights  % of voting rights national law)
27,522,453                                       27,522,453               5.0376%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

     N/A


10. In case of proxy voting: (name of the proxy holder) will cease to hold (number) voting rights as of (date):

     N/A


11.  Additional information:

     Done at Los Angeles, California on 17 October 2007


12.  Contact name:

     Neil Colgan
     Assistant Company Secretary


13.  Contact telephone number:

     +353 1 634 4340



APPENDIX

As of 16 October 2007

CRH plc

                                                         Number of    Percent of
                                                            Shares   Outstanding

                                                        27,522,453        5.038%

The Capital Group Companies, Inc. ("CG") holdings:

Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company                          11,715,583        2.144%
Capital International Limited                            3,765,414        0.689%
Capital International S.A.                               1,210,797        0.222%
Capital International, Inc.                              2,396,310        0.439%
Capital Research and Management Company                  8,434,349        1.544%



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  18 October, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director